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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                SCHEDULE 14D-9
                              (AMENDMENT NO. 2)
              Solicitation/Recommendation Statement Pursuant to
           Section 14(d)(4) of the Securities Exchange Act of 1934


                                 MEDEX, INC.
                          (Name of Subject Company)


                                 MEDEX, INC.
                     (Name of Person(s) Filing Statement)


                         COMMON STOCK, $.01 PAR VALUE
                        (Title of Class of Securities)


                                  584105100
                    (CUSIP Number of Class of Securities)


                          ROBERT E. BOYD, JR., ESQ.
                         SECETARY AND GENERAL COUNSEL
                                 MEDEX, INC.
                               3637 LACON ROAD
                            HILLIARD, OHIO  43026
                                (614) 529-3899


(Name, address and telephone number of person authorized to receive notice and communications on behalf of the person(s) filing statement)

                               With a Copy to:

                          JAMES L. SMITH, III, ESQ.
                             TROUTMAN SANDERS LLP
                          600 PEACHTREE STREET, N.E.
                       SUITE 5200, NATIONSBANK BUILDING
                         ATLANTA, GEORGIA  30308-2216

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        This Amendment No. 2 amends and supplements the
Solicitation/Recommendation Statement on Schedule 14D-9 filed with the Securities and Exchange Commission (the "Commission") on November 15, 1996 by Medex, Inc., an Ohio corporation (the "Company"), relating to the offer by FCY, Inc., an Ohio corporation (the "Purchaser") and a wholly owned subsidiary of Furon Company, a California corporation ("Furon"), to purchase for cash all outstanding common shares, par value $.01 per share, of the Company, together with the associated share purchase rights, and Amendment No. 1 thereto filed with the Commission on November 29, 1996 by the Company (collectively, the "Schedule 14D-9").


ITEM 8.  ADDITIONAL INFORMATION TO BE FURNISHED.

        Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding to the end of the subsection titled "Ohio Control Share Acquisition Law" the following sentence: "The 'control share acquisition' by Furon and FCY was approved by the shareholders of the Company at the 831 Meeting held on December 13, 1996."


ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS.

        Item 9 of the Schedule 14D-9 is hereby amended by adding an Exhibit 99:
"Press Release issued by the Company on December 13, 1996."


                                     -2-

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                                  SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


                                   December 13, 1996
                                   -------------------------------------
                                   Date

                                   /s/ Bradley P. Gould
                                   -------------------------------------
                                   Signature

                                   Bradley P. Gould
                                   President and Chief Executive Officer
                                   -------------------------------------
                                            Name and Title